KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Millions Except Ratio Amounts)

	Three Months Ended	Three Months Ended
	March 31, 2008	March 31, 2007
Earnings:
Pre-tax income (loss) from continuing operations
before adjustment for minority interest and equity
earnings (including amortization of excess cost of
equity investments) per statements of income	$325.6	$(165.7)
Add:
Fixed charges	113.5	102.3
Amortization of capitalized interest	1.0	—
Distributed income of equity investees	112.8	43.7
Less:
Interest capitalized from continuing operations	(10.7)	(5.9)
Minority interest in pre-tax income of subsidiaries
with no fixed charges	(0.1)	(0.1)
Income (Loss) as adjusted	$542.1	$(25.7)

Fixed charges:
Interest and debt expense, net per statements of
income (includes amortization of debt discount,
premium, and debt issuance costs; excludes
capitalized interest)	$108.7	$98.0
Add:
Portion of rents representative of the interest factor	4.8	4.3
Fixed charges	$113.5	$102.3

Ratio of earnings to fixed charges	4.78	(0.25)